News Release	No. 08-163 September 15, 2008

PLATINUM GROUP METALS CREATES NEW FUNDED PLATINUM JOINT VENTURE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (“Platinum Group”) (PTM-TSX; PLG-AMEX) announces the creation of a new exploration joint venture adjoining the Xstrata plc Eland Platinum Project area at the eastern end of the prolific Western Bushveld Complex in South Africa. Platinum Group Metals has been granted an 8.290 square kilometre mineral rights position by filing prospecting permit applications with the Department of Minerals and Energy. A further 2.772 square kilometers have also been applied for and are pending review and approval (see map attached). A new platinum company Sable Platinum (Pty) Ltd. (“Sable”) has been formed by Allan Hochreiter (Pty) Ltd a mining corporate finance company, based in Johannesburg, headed up by James Allan and renowned platinum analyst René Hochreiter. Sable has the right to earn a 51% interest in the joint venture by spending 51 million rand (approximately $US6.2m) in exploration costs over 5 years. A private empowerment group will hold 26% and Platinum Group Metals will operate the exploration program and retain a 23% interest when the earn-in is complete.

R. Michael Jones President of Platinum Group Metals Ltd. “We are very pleased to see the first product of our new business initiatives program emerge, at scale funded by a strong qualified partnership. The Sable Joint Venture is right in the cross hairs of the new industry focus on shallow ounce potential rather than deep, given costs, prices and electrical supply constraints.”

René Hochreiter of Sable Platinum said “We are pleased to work with Platinum Group Metals and start work immediately. We have the advantage to operate our program using an experienced exploration team at Platinum Group Metals that quickly turned their main Western Bushveld Joint Venture to account as operator”.

The platinum bearing layers of the Western Bushveld Complex are known to extend across the property position. A highly fragmented surface rights and mineral rights situation with hundreds of owners had inhibited work in the past. The Mineral and Petroleum Resources Development Act (No 28 of 2002) (“MPRDA”), converted this area into 100% state ownership, just as it is in most mining jurisdictions. In this way the MPRDA is providing new opportunity to the industry exactly as it intended.

The initial phase of field work to target areas for drilling has started. Drilling is expected to commence before the end of the year.

Qualified Person
The Qualified Person, (“QP”) for this press release is R. Michael Jones, P.Eng. He is non-independent as he is the President and a significant shareholder in Platinum Group. He has verified the data reported on the Sable Joint Venture by a review of the information and maps and he has visited the area on numerous occasions in 2008. He has verified the data for Platinum Group Metals main project detailed below by reviewing the Independent QP reports. Resources and Reserves are quoted from published reports by Platinum Group by Charles Muller and Gordon Cunningham Independent Qualified Persons as at the effective dates in the table. (Reports dated April 25, 2008 – filed June 11, 2008 and July 7, 2008 – filed Aug 21, 2008 on www.sedar.com).

About Platinum Group Metals
Platinum Group Metals was founded in 2000 focused on the metals of its name. It has brought a 71 square kilometer area of the Western Bushveld Complex to account with a Bankable Feasibility Study since starting work in South Africa in 2004. On September 2, 2008 it announced a pending transaction involving Anglo Platinum, the world’s largest producer of platinum and South African Wesizwe Platinum. This transaction will have the effect to;

-	Double its attributable planned production of Platinum Group Metals from approximately 92,500 ounces platinum, palladium, rhodium and gold (“4E”) per year to 185,000 ounces per annum [1];

-	Double its share of Reserves by 1.63 million ounces “4Es” to 3.26 million ounces;

-	Increase attributable Measured and Indicated Resources by 1.75 million ounces 4E (Reserves are a subset of Resources) to 5.4 million ounces;

-	Increase Inferred Resources by 0.44 million ounces 4E to 2.34 million ounces 4E.

1 based on the Independent definitive Feasibility Study mine plans release July 7, 2008

On behalf of the Board of
Platinum Group Metals Ltd.
"R. Michael Jones"
President and Director

For further information contact:
R. Michael Jones, President
John Foulkes, Manager Corporate Development
or Michael Pound, Investor Relations
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The following note is mandated under SEC Guidelines:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The following note is mandated under SEC Guidelines:
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

PTM-SABLE JOINT VENTURE
September, 2008
Anglo Platinum
Union
Barrick Gold Corp.
Sedibelo
Platmin
Pilanesberg
WESTERN BUSHVELD
JOINT VENTURE
PTM-SABLE
JOINT VENTURE
Impala Platinum
Anglo Platinum
BRPM
Merensky and UG2 Reef Mined Out Areas
Anglo Platinum
Rustenberg
Eastern Platinum
Crocodile
Anglo Platinum
Pandora
Xstrata
Eland-NKWE
Impala
(Afplats)
Lonmin
Merensky Reef
UG2 Reef
25°40'0"S
PLATINUM
GROUP
METALS
0
20
km

PTM-Sable Joint Venture
Location Map
WBJV
25°36'0"S
27°30'40"E
0
30 Kilometers
Wesizwe
Xstrata
Xstrata
Merensky Reef
UG2 Reef
pending
pending
pending
pending
pending
G1
G2
(pending)
G3
G4
Platinum Group Metals
0
5
km